UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: January 31, 2006 Estimated average burden hours per response... ... ...15
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (AMENDMENT NO. 1)

Stamps.com Inc.
(Name of Issuer) Common Stock, $.001 par value
(Title of Class of Securities) 852857200
(CUSIP Number) Frank LaGrange Johnson 1270 Avenue of the America, Suite 2200 New York, New York 10020 (212) 218-8091
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (1-06)

CUSIP No. 852857200
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LaGrange Capital Partners, L.P. 1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 715,726
8. Shared Voting Power 0
9. Sole Dispositive Power 715,726
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 715,726
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

________________________________
1 The general partner of LaGrange Capital Partners, L.P. is LaGrange Capital Management, L.L.C., a limited liability company organized under the laws of Delaware.  The investment manager of LaGrange Capital Partners, L.P., is LaGrange Capital Administration, L.L.C., a limited liability company organized under the laws of Delaware.  Frank LaGrange Johnson is the sole member of LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C.

13.	Percent of Class Represented by Amount in Row (11) 3.5%[2]

14.	Type of Reporting Person (See Instructions) PN

___________________________________
2 Percentages are based on 20,757,627 shares of Common Stock outstanding as of July 31, 2007 (as set forth in the Issuer's Form 10-Q, filed August 9, 2007, with the Securities and Exchange Commission).

CUSIP No. 852857200
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LaGrange Capital Partners Offshore Fund, Ltd.[3]
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 217,985
8. Shared Voting Power 0
9. Sole Dispositive Power 217,985
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 217,985
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

______________________
3 The investment manager of LaGrange Capital Partners Offshore Fund, Ltd. is LaGrange Capital Administration, L.L.C., a limited liability company organized under the laws of Delaware.  Frank LaGrange Johnson is the sole member of LaGrange Capital Administration, L.L.C.

13.	Percent of Class Represented by Amount in Row (11) 1.1%[4]

14.	Type of Reporting Person (See Instructions) PN
CUSIP No. 852857200
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LaGrange Capital Administration, L.L.C. [5]
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 933,711
8. Shared Voting Power 0
9. Sole Dispositive Power 933,711
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,711

_______________________
4 Percentages are based on 20,757,627 shares of Common Stock outstanding as of July 31, 2007 (as set forth in the Issuer's Form 10-Q, filed August 9, 2007, with the Securities and Exchange Commission).
5 Frank LaGrange is the sole member of LaGrange Capital Administration, L.L.C.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.5%[6]
14.	Type of Reporting Person (See Instructions) PN
CUSIP No. 852857200
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank LaGrange Johnson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 933,711
8. Shared Voting Power 0
9. Sole Dispositive Power 933,711

________________________
6 Percentages are based on 20,757,627 shares of Common Stock outstanding as of July 31, 2007 (as set forth in the Issuer's Form 10-Q, filed August 9, 2007, with the Securities and Exchange Commission).

10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.5%[8]
14.	Type of Reporting Person (See Instructions) IN

Item 1: Security and Issuer

This statement relates to the Common Stock, par value $.001, the ("Common Stock") issued by Stamps.com Inc. (the "Issuer").  The principal executive office of the Issuer is 12959 Coral Tree Place, Los Angeles, CA 90066.

Item 2: Identity and Background.

The Reporting Persons (as hereafter defined) are LaGrange Capital Partners, L.P., a Delaware Limited Partnership, ("LaGrange Capital"), LaGrange Capital Partners Offshore Fund, Ltd., a Cayman Islands Exempted Company ("LaGrange Offshore"), LaGrange Capital Administration, L.L.C., a Delaware Limited Liability Company ("LaGrange Administration") and Frank LaGrange Johnson, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of LaGrange Capital, LaGrange Offshore, and LaGrange Administration is 1270 Avenue of the Americas, Suite 2200, New York, New York 10020.

The name, citizenship, present principal occupation or employment and business address of each manager and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

____________________________
8 Percentages are based on 20,757,627 shares of Common Stock outstanding as of July 31,  2007 (as set forth in the Issuer's Form 10-Q, filed August 9, 2007, with the Securities and Exchange Commission).

Item 3:  Source and Amount of Funds or Other Consideration.

The source of funding for the purchase of these shares was the general  working  capital of LaGrange Capital, LaGrange Offshore, and the funds from Mr. Johnson's brokerage account.

Item 4:  Purpose of Transaction

The Reporting Persons acquired shares of Common Stock of the Company for investment purposes in the ordinary course of their business.

The purpose of this Amendment is to report that since the filing of the Schedule 13D on July 30, 2007, a material change occurred in the percentage of Shares beneficially owned by the Reporting Persons.

Depending on market conditions and other factors, the Reporting Persons may acquire additional shares of the Company's Common Stock at any time and from time to time, and may dispose of all or any portion of the Company's Common Stock beneficially owned by them at any time or from time to time.

Item 5:  Interest in Securities of the Issuer.

LaGrange Capital has sole voting power and sole dispositive power with regard to 715,726 shares of Common Stock.  LaGrange Offshore has sole voting power and sole dispositive power with regard to 217,985 shares of Common Stock.  LaGrange Administration has sole voting power and sole dispositive power with regard to 933,711 shares of Common Stock.  Frank LaGrange Johnson has sole voting power and sole dispositive power with regard to 933,711 shares of Common Stock.

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise  indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares Purchased (Sold)	Price Per Share/ Exercise Price
LaGrange Capital Partners Offshore Fund, Ltd.	08/09/2007	(6,597)	13.0074
LaGrange Capital Partners Offshore Fund, Ltd.	08/10/2007	(10,000)	12.5700
LaGrange Capital Partners Offshore Fund, Ltd.	08/10/2007	(5,000)	12.6340
LaGrange Capital Partners Offshore Fund, Ltd.	08/14/2007	(1,800)	12.0275
LaGrange Capital Partners Offshore Fund, Ltd.	08/15/2007	(415)	12.0000
LaGrange Capital Partners Offshore Fund, Ltd.	08/15/2007	(59,752)	12.0007
LaGrange Capital Partners Offshore Fund, Ltd.	08/16/2007	(36,885)	11.9539
LaGrange Capital Partners Offshore Fund, Ltd.	08/17/2007	(1,196)	12.2959
LaGrange Capital Partners Offshore Fund, Ltd.	08/17/2007	(4,560)	12.3029
LaGrange Capital Partners Offshore Fund, Ltd.	08/20/2007	(339)	12.1946
LaGrange Capital Partners Offshore Fund, Ltd.	08/20/2007	(8,307)	12.1283
LaGrange Capital Partners Offshore Fund, Ltd.	08/21/2007	(3,644)	11.9788
LaGrange Capital Partners Offshore Fund, Ltd.	08/21/2007	(19,126)	11.9844
LaGrange Capital Partners Offshore Fund, Ltd.	08/22/2007	(3,359)	12.0139
LaGrange Capital Partners Offshore Fund, Ltd.	08/22/2007	(2,999)	12.0099
LaGrange Capital Partners Offshore Fund, Ltd.	08/23/2007	(6,027)	11.9924
LaGrange Capital Partners Offshore Fund, Ltd.	08/23/2007	(2,712)	12.0356
LaGrange Capital Partners, L.P.	06/29/2007	10,000	13.8500
LaGrange Capital Partners, L.P.	07/10/2007	10,000	13.8200
LaGrange Capital Partners, L.P.	07/23/07	10,000	13.6700
LaGrange Capital Partners, L.P.	07/24/07	30,000	13.3833
LaGrange Capital Partners, L.P.	07/26/07	900	13.0000
LaGrange Capital Partners, L.P.	07/27/07	36,940	11.8815
LaGrange Capital Partners, L.P.	07/27/07	30,000	12.0900
LaGrange Capital Partners, L.P.	08/16/07	(90,937)	11.9539
LaGrange Capital Partners, L.P.	08/17/07	(14,250)	12.3029
LaGrange Capital Partners, L.P.	08/17/07	(8,028)	12.2959
LaGrange Capital Partners, L.P.	08/20/07	(25,962)	12.1283
LaGrange Capital Partners, L.P.	08/20/07	(1,061)	12.1946
LaGrange Capital Partners, L.P.	08/21/07	(59,777)	11.9844
LaGrange Capital Partners, L.P.	08/21/07	(11,391)	11.9788
LaGrange Capital Partners, L.P.	08/22/07	(15,277)	12.0139
LaGrange Capital Partners, L.P.	08/22/07	(9,373)	12.0099
LaGrange Capital Partners, L.P.	08/23/07	(18,837)	11.9924
LaGrange Capital Partners, L.P.	08/23/07	(8,478)	12.0356
Frank LaGrange Johnson	08/09/07	(4,800)	13.0401
Frank LaGrange Johnson	08/09/07	(1,200)	13.2500

Item 6:  Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

None.

Item 7:  Material to be Filed as Exhibits

Joint Filing Agreement of the Reporting Persons

SIGNATURE

August 27, 2007
(Date)
LaGrange Capital Partners, L.P.
By: LaGrange Capital Management, L.L.C., its General Partner
By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Partners Offshore Fund, Ltd.
By: LaGrange Capital Administration, L.L.C., its Investment Manager
By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Administration, L.L.C.
By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

/s/ Frank LaGrange Johnson
Frank LaGrange Johnson

Exhibit 1

        JOINT FILING AGREEMENT

        In accordance with Rule  13d-1(k)(1)  under the Securities  Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including  amendments thereto) with respect to the Common  Stock of Stamps.Com Inc. and  further agree that this Joint  Filing  Agreement  be  included as an Exhibit to such joint  filings.  In evidence  thereof,  the undersigned,  being duly authorized,  have executed this Joint Filing Agreement this 27th day of August, 2007.

August 27, 2007
(Date)
LaGrange Capital Partners, L.P.
By: LaGrange Capital Management, L.L.C., its General Partner
By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Partners Offshore Fund, Ltd.
By: LaGrange Capital Administration, L.L.C., its Investment Manager
By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

LaGrange Capital Administration, L.L.C.
By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

/s/ Frank LaGrange Johnson
Frank LaGrange Johnson

SCHEDULE A

        DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

        The following sets forth the name,  position,  and principal  occupation of each director and executive officer of each of the Reporting Persons.  Each such person  is a  citizen  of the  United  States of  America.  Except as  otherwise indicated,  the  business  address  of each  director  and  officer is c/o LaGrange Capital Partners, L.P., 1270 Avenue of the America, Suite 2200, New York, New York 10020. To the best of the Reporting Persons' knowledge,  except as set forth in this statement on Schedule 13D,  none of the  directors or executive  officers of the Reporting Persons own any Shares.

LaGrange Capital Partners, L.P.

NAME	TITLE

Frank LaGrange Johnson	Sole Member of LaGrange Capital Management, L.L.C., its General Partner

LaGrange Capital Partners Offshore Fund, Ltd.

NAME	TITLE

Frank LaGrange Johnson	Sole Member of LaGrange Capital Administration, L.L.C., its Investment Manager

LaGrange Capital Administration, L.L.C.

NAME

Frank LaGrange Johnson	Sole Member